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                                                                  EXHIBIT 2.10
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                                                                 [LAURUS logo]

June 1, 2004


Via Telecopier (651) 445-0217
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Digital Angel Corporation
490 Villaume Avenue
South St. Paul MN  55075
Attention: James Santelli

                            Re: Letter Agreement
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Dear Mr. Santelli:

       Reference is hereby made to (i) that certain Securities Purchase Agreement dated July 31, 2003 by and between Digital Angel Corporation (the "Company") and Laurus Master Fund, Ltd. ("Laurus") (as amended, the "July 2003 Agreement"), (ii) the other Transaction Documents referred to in the July 2003 Agreement, (as amended, the "Related July 2003 Documents"), (iii) that certain Security Agreement dated August 28, 2003 by and between the Company and Laurus (as amended, the "August 2003 Agreement") and (iv) the Ancillary Agreements referred to in the August 2003 Agreement, (as amended, the "Related August 2003 Documents") (the July 2003 Agreement, the Related July 2003 Documents, the August 2003 Agreement and the Related August 2003 Documents, as each may be amended, restated, modified and/or supplemented from time to time, the "Documents"). Capitalized terms used but not defined herein shall have the meanings ascribed them in the July 2003 Agreement and the August 2003 Agreement, respectively.

       This letter sets forth below Laurus' understanding of the agreements reached with the Company and its parent corporation, Applied Digital Solutions Inc. ("ADSX"), as to certain amendments and agreements reached regarding the Documents and related issues. Notwithstanding anything to the contrary contained in the Documents, Laurus hereby agrees, and by the Company's signature below, the Company hereby agrees, and, by signature below, solely with respect to paragraphs 3 and 5 below, ADSX hereby agrees, in each case, as follows:

  1. The Company shall not have the ability prior to maturity to optionally prepay in cash any outstanding principal amounts evidenced by the Note (as defined in the July 2003 Agreement) (the "July 2003 Note") or any Minimum Borrowing Note (as defined in the August 2003 Agreement).

  2. Laurus hereby agrees, so long as the initial registration statement filed in connection with the August 2003 Agreement and the Related August 2003


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       Documents (the "August 2003 Agreement Registration Statement") becomes effective on or prior to 60 days after the date hereof, any and all fees alleged to be incurred by the Company and due to Laurus prior to the date of effectiveness of the August 2003 Agreement Registration Statement as a result of the failure of the Company to timely cause the registration statements referred to in the Documents (including certain registration rights agreements) to be filed or become effective with the Securities and Exchange Commission prior to the dates required by such Documents shall, in each case, be waived.

  3. Within two (2) business days after the date hereof Laurus hereby agrees to convert (such conversion, the "Initial Conversion") a portion of the July 2003 Note equal to 150,000 shares of the Company's common stock at the fixed conversion price applicable to said Note and as promptly as practicable following such conversion, ADSX hereby agrees to purchase such shares of the Company's common stock from Laurus at a purchase price equal to the Volume Weighted Average Price (" VWAP") of the Company's common stock for the three (3) trading days immediately preceding the Initial Conversion.

  4. Laurus hereby agrees that its conversions of the outstanding principal amount of the July 2003 Note, any Minimum Borrowing Note or any other outstanding note or other obligation issued by the Company to Laurus will not exceed twenty-five percent (25%) of the aggregate dollar trading volume of the Company's common stock for the thirty (30) day trading period immediately preceding a delivery by Laurus of a notice of conversion to the Company.

  5. Laurus hereby agrees that with respect to each conversion by Laurus of an outstanding amount of the July 2003 Note or a Minimum Borrowing Note into the Company's common stock occurring after the Initial Conversion, the Company and ADSX shall have the right to purchase all of such common stock converted by Laurus at a price per share equal to the VWAP of the Company's common stock for the three (3) trading days immediately preceding such conversion, which right shall terminate (the "Termination Time") at the end of the third (3rd) business hour (with a "business hour" consisting of any hour between 9 a.m. and 5 p.m. New York time) following provision by Laurus to the Company and ADSX of written or email notification of such conversion (it being understood that the Company and ADSX shall, at the time of any such notification, determine among themselves the manner in which such purchase right shall be allocated between the Company and ADSX). Notice of any such conversion shall be made in the manner provided for in the Documents, but in addition, Laurus agrees to telecopy and email a copy of each such notice of conversion to:

           Mr. Kevin McGrath, kmcgrath@digitalangelcorp.com, 651-805-8001
           Mr. James P. Santelli, jsantelli@digitalangelcorp.com, 651-455-0217 Mr. Philip Colton, pcolton@winthrop.com, 612-604-6929
           Mr. Scott Silverman, ssilverman@adsx.com, 561-805-8001
           Mr. Michael Krawitz, mkrawitz@adsx.com, 561-805-8001



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       In the event that the Company and/or ADSX has not informed Laurus in writing of its exercise of its right to purchase such converted common stock of the Company prior to the respective Termination Time, Laurus shall be permitted to transfer the shares of the Company's common stock referred to in this paragraph 5 in any manner which it so chooses.

  6. Laurus hereby agrees that it will not convert into common stock of the Company any amount outstanding under the August 2003 Agreement or the Related August 2003 Documents prior to the repayment in full (either in cash or by way of conversion into common stock of the Company) of all obligations outstanding under the July 2003 Agreement and the Related July 2003 Documents.

       This letter shall be governed by, and construed in accordance with, the laws of the State of New York.
                                         LAURUS MASTER FUND, LTD.

                                         By: /s/ David Grin
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                                             David Grin
                                             Director

       Agreed and accepted on the date hereof:

       DIGITAL ANGEL CORPORATION

       By: /s/ James P. Santelli
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          Name: James P. Santelli
          Its Chief Financial Officer

       APPLIED DIGITAL SOLUTIONS INC.

       By: /s/Evan C. McKeown
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          Name: Evan C. McKeown
          Title: Chief Financial Officer

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